Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Senior Securities” and “Independent Registered Public Accounting Firm” and to the use of our reports dated (i) March 21, 2017, with respect to the consolidated financial statements of TCG BDC, Inc. as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016, and (ii) March 21, 2017, with respect to the senior securities table as of December 31, 2016, 2015, 2014, and 2013, included in the Registration Statement (Form N-2) and related Prospectus of TCG BDC, Inc. for the registration of common stock, preferred stock, debt securities, subscription rights, warrants, and units.

/s/ Ernst & Young LLP

New York, NY
December 15, 2017